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                                 EXHIBIT 11

               CHEMICAL BANKING CORPORATION and Subsidiaries


                 Computation of net income per common share
                 ------------------------------------------

         Net income per common share is computed by dividing net income, after deducting dividends on preferred stock, by the weighted average number of common shares outstanding during the period. Other common share equivalents, such as stock options, are not required to be included in the calculation since the applicable dilution tests are not met.

    Net income per common share:
    ---------------------------
    (In millions, except per share data)



                                            Net income
    Period Ended       Average common      applicable to    Net income
      March 31       shares outstanding  common shares(A)    per share
    -----------------------------------   ---------------    ---------

    Three months
            1995             243.2            $355             $1.46(B)
            1994             253.2            $287             $1.13




    [FN]
    (A)          After dividends on the preferred  stock of $30 million
                 and   $32   million   for  the   three   months  ended
                 March 31, 1995 and 1994, respectively.

    (B) In the first quarter of 1995, the Corporation adopted SFAS 106 for its foreign employees which resulted in a charge of $11 million after tax or $.05 per common share. Net income before the effect of the accounting change was $1.51 per common share.
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